SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 35317; 812-15612

Wellington Global Multi-Strategy Fund and Wellington Management Company LLP

September 10, 2024

AGENCY: Securities and Exchange Commission ("Commission" or "SEC").

ACTION: Notice.

Notice of an application under section 6(c) of the Investment Company Act of 1940 (the "Act") for an exemption from sections 18(a)(2), 18(c) and 18(i) of the Act, under sections 6(c) and 23(c) of the Act for an exemption from rule 23c-3 under the Act, and for an order pursuant to section 17(d) of the Act and rule 17d-1 under the Act.

Summary of Application: Applicants request an order to permit certain registered closed-end investment companies to issue multiple classes of shares and to impose asset-based distribution and/or service fees and early withdrawal charges.

Applicants: Wellington Global Multi-Strategy Fund and Wellington Management Company LLP

Filing Dates: The application was filed on August 13, 2024, and amended on August 16, 2024.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing on any application by e-mailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the Applicants with a copy of the request by e-mail, if an email address is listed for the relevant Applicant below, or personally or by mail, if a physical address is listed for the relevant Applicant below. Hearing requests should be received by the Commission by 5:30 p.m. on October 7, 2024, and should be accompanied by proof of service on the Applicants, in the form of an affidavit, or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature

of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by emailing the Commission's Secretary.

ADDRESSES: The Commission: Secretarys-Office@sec.gov. Applicants: Christopher D. Christian, Esq., Dechert LLP, One International Place, 40th Floor, 100 Oliver Street, Boston, Massachusetts 02110, William Bielefeld, Esq., Dechert LLP, 1900 K Street, N.W., Washington, D.C. 20006, and Aaron D. Withrow, Esq., Dechert LLP, 1900 K Street, N.W., Washington, D.C. 20006, with a copy to Gregory S. Konzal, Wellington Management Company LLP, 280 Congress Street, Boston, Massachusetts 02210.

FOR FURTHER INFORMATION CONTACT: Trace W. Rakestraw, Senior Special Counsel, at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: For Applicants' representations, legal analysis, and conditions, please refer to Applicants' application, dated August 16, 2024, which may be obtained via the Commission's website by searching for the file number at the top of this document, or for an Applicant using the Company name search field on the SEC's EDGAR system. The SEC's EDGAR system may be searched at https://www.sec.gov/edgar/searchedgar/legacy/companysearch.html. You may also call the SEC's Public Reference Room at (202) 551-8090.

For the Commission, by the Division of Investment Management, under delegated authority.

Vanessa A. Countryman,

Secretary.